FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	Silvermex Resources Inc.

End of last completed fiscal year:	December 31, 2010

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	231,303,257	(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	0.45	(ii)
Market value of class or series	(i) X (ii) =		104,086,465	(A)
     (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of
America at the end of the fiscal year)			(B)
Market value of other securities at the end of the last completed fiscal year:			NIL(C)
(Provide details of how value was determined)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)			NIL(D)

Capitalization for the last completed fiscal year
(Add market value of all classes and series of securities) (A)+(B) + (C) + (D)			$104,086,465

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)			$7,850

Late Fee, if applicable
(As determined under section 2.5 of the Rule)			N/A